EXHIBIT 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization

1847 Management Services, Inc.	Delaware

Monrovia Auto Finance, Inc.	Delaware

1847 Neese Inc.	Delaware

Neese Inc.	Iowa

1847 Fitness, Inc.	Delaware

1847 Wood, Inc.	Delaware